Schering AG teams up with Neurosciences Victoria Ltd. in the field of neurodegenerative disorders

Berlin, June 27, 2002 - Schering AG, Berlin (FSE: SCH, NYSE: SHR) has entered into a three year neuroscience research collaboration with Australian based Neurosciences Victoria Ltd. (NSV). This collaboration combines academic research and industrial development in the field of neuroscience. The collaboration aims at the development of innovative approaches to the treatment of neurodegenerative disorders including new imaging agents.

"We are convinced that this type of research partnership will foster our strength in neuroscience and will eventually open a new horizon of treatment alternatives - such as recovery enhancing compounds - to those patients who currently cannot be satisfactorily treated with the symptomatic treatments currently available. We are delighted to strengthen our extensive research network through this unique type of collaboration with some of Australia's premier universities and research institutes", Prof. Bjoern Wallmark, Head of Corporate Research at Schering AG, said.

"This relationship between Schering and NSV recognizes the synergy between the science and technology skills of Australian neuroscientists and those of the Schering scientists" said Prof. Edward Byrne, Chairman of NSV. "The combination of Schering's technology and drug development knowledge with the research skills across the NSV campuses will significantly accelerate the drug discovery effort. NSV is delighted to be collaborating in this way with Schering."

The parties have identified a research program, focussing on novel molecular targets for the treatment of major neurological diseases such as stroke, multiple sclerosis, Alzheimer's disease, Parkinson's disease and amyotrophic lateral sclerosis.

Schering will provide research funding through NSV to Australian universities and research institutes for an initial period of three years, which can be extended by another two years by mutual agreement.

Neurosciences Victoria Ltd (NSV) is an Australian, non-profit public company. The members of NSV are: The University of Melbourne, Monash University, the National Stroke Research Institute and the Howard Florey Institute. NSV has been formed to access the significant intellectual capital in neuroscience in Victoria's universities and research institutes through establishing strategic alliances and agreements with these institutions. NSV and ist member institutes have also been commissioned by the Australian government to create a National Neuroscience Centre in Melbourne.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication:
Business Communication: Oliver Renner , Tel.: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, Tel.: +49-30-468 158 05, claudia.schmitt@schering.de

Contacts at NSV:
Associate Professor William Hart, Tel: +61-3-83443600, william.hart@neurosciencesvic.com.au


Find additional information at: www.schering.de/eng